EXHIBIT 3
SECURITY AGREEMENT

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GROWTH & DEVELOPMENT BOND

THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES ISSUED HEREUNDER HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT SET FORTH IN SECTION 4(A)(6) THEREOF AND IN SEC RULE 227 PROMULGATED THEREUNDER, AS WELL AS OTHER EXEMPTIONS FROM REGISTRATION REQUIREMENTS.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

GROWTH & DEVELOPMENT BOND AGREEMENT

This GROWTH & DEVELOPMENT BOND AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified, and/or restated from time to time, this "***Agreement***") is entered into by and between Craftspace, Inc., a North Carolina Corporation (the "***Company***" or "***Issuer***") and _____ ("***Investor***"). This Agreement is one in a series of Growth & Development Bond Agreements (collectively, "***Bonds***") being issued by the Company to the Investor and other investors pursuant to the terms of those certain Regulation CF offering materials (as supplemented or amended from time to time, the "***Offering Materials***") available on the Company offering profile at https://www.follacapital.com (the "***Company Offering Profile***") pursuant to which the Company will raise up to an aggregate amount of $150,000 from investors (the "***Offering***"). This Agreement is governed by section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)).

Section 1. Certain Defined Terms.

For the purposes of this Agreement, certain capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them on Exhibit A attached hereto and incorporated herein by reference.

Section 2. Investment Amount and Payment Terms.

2.01   Investor agrees to invest the amount listed in Appendix I attached hereto and incorporated herein by reference (the "***Investment Amount***").

2.02   Investor shall be entitled to receive Growth & Development Bond Payments (the "***Payments***") from the Company as detailed in Appendix I, Appendix II and Appendix III. All payments shall be paid directly to the Investor as designated in Appendix I. Payments shall continue until the earlier of: (i) the term of the bonds; or (ii) the termination of this Agreement as provided herein.

2.03   No interest payment made to an Investor by the Company shall be allowed to exceed any statutory maximum interest rate imposed by Federal or state law. To the extent that an interest payment has an estimated interest rate that exceeds a statutory maximum interest rate imposed by Federal or state law, the Company will reduce the interest payment to the maximum payment allowable under Federal or state laws. The immediate future interest payments will include any unpaid amounts until there is no balance of any unpaid amounts. To the extent that any interest payment is not paid within five (5) business days of such payment becoming due to the Investor, and the delay is not excused, the Company shall be assessed a late payment charge at an annual rate equal to five percent (5%) based on the number of days elapsed out of a 365 day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of the Company's control, including without limitation an act of God or the actions or inactions of a third-party payment processor or the Investor, provided that the Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per period against the unpaid amounts due to the Investor from the Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

2.04 The following describes the process to cancel an investment commitment:

(a)   Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

      (b)   The intermediary will notify investors when the target offering amount has been met;

      (c)   If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.); and

      (d)   If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

2.05 The Company has the right to refuse any investment at its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to prospective Investors to comply with any applicable state or local laws, rules, or regulations. The investment agreement provides the Company the right to cancel the Offering for any reason before the Offering Termination Date. If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Termination Date, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Section 3. Payment Upon Change of Control.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

Section 4. Buy-Out Right of the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Growth & Development Bond Amount, Buy Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Section 5. Issuer Report Requirements.

Issuer shall comply with the applicable reporting requirements of Section 4 of the Securities Act.

Section 6. Duties to the Investor

Nothing in this agreement is intended to increase the duties of the issuer to the investor beyond those duties required by securities laws.

Section 7. Representations by the Investor

7.01   Investor represents and warrants to the Issuer that the Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Bonds, enter into this Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

7.02   Investor represents and warrants to the Issuer that the Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Bonds as a nominee or agent or otherwise for any other person.

7.03   Investor represents and warrants to the Issuer that the Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Bonds and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

7.04   Investor represents and warrants to the Issuer that the Investor has relied only on the information contained in the Disclosure Document.

7.05   Investor represents and warrants to the Issuer that the Investor is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment or tax advice or as a recommendation to purchase the Bonds. It is understood that information and explanations related to the terms and conditions of the Bonds provided in the Disclosure Document or otherwise by the Issuer or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Bonds, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Bonds. The Investor acknowledges that neither the Issuer nor any of its affiliates has made any representation regarding the proper characterization of the Bonds for purposes of determining the Investor's authority to invest in the Bonds. The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Disclosure Documents. The Investor has had access to such information concerning the Issuer and the Bonds as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Bonds

7.06   Investor represents and warrants to the Issuer that the Investor understands and accepts that the purchase of the Bonds involves various risks, including the risks outlined in the Disclosure Documents and in this Agreement. Investor understands and agrees that Issuer is not liable to Investor should Issuer be unable to return Investor's investment due to one of the described risks.

7.07   Investor represents and warrants to the Issuer that the Investor represents that it is able to bear any loss associated with an investment in the Bonds.

7.08   Investor represents and acknowledges that the Issuer has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid subscription price of the Bonds, without interest thereon, to the Investor.

7.09   Investor represents and warrants to the Issuer that the Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Bonds or made any finding or determination concerning the fairness or advisability of this investment.

7.10   Investor represents and warrants to the Issuer that the Issuer has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Bonds or (b) made any representation to the Investor regarding the legality of an investment in the Bonds under applicable legal investment or similar laws or regulations. In deciding to purchase the Bonds, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Bonds is suitable and appropriate for the Investor.

7.11   Investor represents and warrants to the Issuer that Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Bonds. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Bonds and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Bonds as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Bonds and its authority to invest in the Bonds.

7.12   Investor represents and warrants to the Issuer that Investor is acquiring the Bonds solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Bonds. Investor understands that the Bonds have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the Bonds are "Restricted Securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the Bonds indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Issuer has no obligation to register or qualify the Bonds, for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Bonds, and on requirements relating to the Issuer which are outside of the Investor's control, and which the Issuer is under no obligation and may not be able to satisfy.

7.13   The Investor represents and warrants to the Issuer that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Bonds or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Bonds under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Bonds will bear a legend making reference to the foregoing restrictions. Additionally, the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Bonds except upon compliance with the foregoing restrictions.

7.14   The Investor represents and warrants to the Issuer that neither the Issuer nor any other person offered to sell the Bonds to it by means of any form of general solicitation or advertising, including but not limited to: any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

Section 8. Transferability/Restrictions on Resales

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1)   To the issuer of the securities;
(2)   To an accredited investor;
(3)   As part of an offering registered with the Commission; or
(4)   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of this section, the term accredited investor shall mean any person who comes within any of the categories set forth in the definition of accredited investor, or who the seller reasonably believes comes within any of such definition, at the time of the sale of the securities to that person.

For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser and shall include adoptive relationships. For purposes of this paragraph the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Section 9. Events of Default; Remedies.

9.01 Each of the following events constitutes an "***Event of Default***" for purposes of this Agreement:

(a)   if any Payment is not paid by the Company to the Investor on or prior to the due date, to the extent the delay is not excused, as defined in this Agreement, and each such non-payment continues for a period of thirty (30) business days thereafter;

(b)   an involuntary proceeding has been commenced or an involuntary petition has been filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any of its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing has been entered;

(c)   the Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (b) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(d)   if (i) the Company breaches any other covenant of the Company contained in this Agreement, and such breach continues for a period of thirty (30) business days after the Investor delivers written notice of the breach to the Company, or (ii) any representation or warranty made in this Agreement by the Company shall be materially incorrect when made or deemed made.

9.02 If an Event of Default occurs under Section 7.01 and is continuing, then the Company agrees to employ, at its own expense, an Intermediary (the "Intermediary") to determine the proper course of action, based on what is in the best interests of Investors, including, but not limited to, a Forbearance Agreement. Investor agrees to abide by the determination of the Intermediary. If no suitable course of action is agreed upon by the Company, and the Event of Default continues, an amount equal to the outstanding principal and accrued interest shall, at the option of the Investor (as communicated by the Investor) automatically, become immediately due and payable by the Company to the Investor and Investor may employ an attorney to enforce the Investor's rights and remedies. The rights and remedies of the Investor as provided in this Agreement shall be cumulative and may be pursued singly, successively, or together against any other funds, property or security held by the Investor for payment or security, in the sole discretion of the Investor. The failure to exercise any such right or remedy shall not be a waiver or release of such rights or remedies or the right to exercise any of them at another time.

Section 10. Unsecured Obligations of the Company; Subordination.

10.01   Notwithstanding anything contained herein to the contrary, the obligations of the Company to the Investor under this Agreement shall be unsecured obligations of the Company. The obligations in this Agreement are the corporate obligation of the Company only and no recourse shall be had against any past, present, or future member or owner of the Company directly. The rights and indebtedness evidenced by this Agreement are subordinated in right of, to the extent and in the manner set forth in the paragraph below, to all other indebtedness of the Company created prior to the date of this Agreement, exclusive of any indebtedness to existing members of the Company (such indebtedness, the "Prior Debt"). This Agreement does not convey to Investor any voting rights as related to the operations of the Company.

10.02   Nothing in the terms of this Offering prohibit or otherwise prevent the Company from securing future funding by any means determined appropriate by the Company. Upon request by the Company, and provided that no unexcused default shall have occurred under this Agreement, the Investor agrees to enter into a mutually acceptable and commercially reasonable subordination agreement with a commercial bank or other lending institution subordinating the Company's obligations to the extent and in the manner set forth in the paragraph below to up to the lesser of (a) the principal amount of the indebtedness to such bank or institution, or (b) the amount outstanding under this Agreement.

10.03   If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshaling of the assets and liabilities of the Company, (i) no amount shall be paid by the Company to the Investor under this Agreement unless and until the principal of and interest on the Prior Debt then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of the Investor which shall assert any right to receive any payments under this Agreement except subject to the payment in full of the principal of and interest on all of the Prior Debt then outstanding.

10.04 Subject to the foregoing paragraphs, nothing contained in this Section 10 shall impair, as between the Company and the Investor, the obligation of the Company, subject to the terms and conditions hereof, to pay to the Investor the Investor's Payment as and when the same become due and payable, or shall prevent the Investor, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

Section 11. Termination.

This Agreement and the Company's obligation to pay the Growth & Development Bond Amount shall terminate (the "Termination Date") (i) upon written consent of a majority of the Investors to the Offering; or (ii) immediately upon the receipt by the Investors to the Offering of payments from the Company pursuant to this Agreement totaling, in the aggregate, the outstanding principal amount plus accrued interest; provided, however, in the event the Investor has not received the outstanding principal and accrued interest prior to the Termination Date, as defined in Appendix I, the Company shall pay to the Investor, on or before the Termination Date, an amount equal to the Investor's outstanding principal plus accrued interest pursuant to this Agreement.

Section 12. Use and Ownership of Confidential Information.

12.01 By the Company. The Company agrees: (a) to use all Confidential Information only to the extent necessary to enable the Company to assess the Investor's investment in the Company; (b) not to disclose or provide any Investor Confidential Information to any person or entity without the Investor's prior written consent; and (c) not to copy or reproduce any of Investor Confidential Information. Ownership of all right, title and interest in the Investor Confidential Information shall remain at all times with the Investor, and nothing in this Agreement shall give any right, title or interest in, or license to, any such Investor Confidential Information to the Company (or any other person or entity). The Company's obligations set forth in this Section 10.01 shall indefinitely survive the termination of this Agreement.

12.02 By the Investor. The Investor agrees: (a) to use all Confidential Information only to the extent necessary to enable the Company to assess the Company's determination of the Revenue Share Amount; (b) not to disclose or provide any Company Confidential Information to any person or entity without the Company's prior written consent; and (c) not to copy or reproduce any of the Company's Confidential Information. Ownership of all right, title and interest in the Confidential Information shall remain at all times with the Company, and nothing in this Agreement shall give any right, title or interest in, or license to, any such Confidential Information to the Investor (or any other person or entity). The Investor's obligations set forth in this Section 10.02 shall indefinitely survive the termination of this Agreement.

Section 13. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or one (1) business day after being delivered by a recognized overnight delivery service, or upon transmission, if sent via electronic mail (with confirmation of receipt). Notices to each party shall be addressed as follows:

if to the Company, to:

Craftspace, Inc. Gregg F. Howell 1608 Queen Street Wilmington, NC 28401

if to the Investor, to:

the address set forth on the signature page hereto or the Investor's registered email address

Either party may specify a different address for notices to be sent by providing at least five (5) days' prior written notice of such change in address to the other party.

Section 14. Consent to Electronic Delivery.

The Investor hereby agrees that the Company may deliver all Growth & Development Bonds, notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about the investment, required or permitted to be provided to the Investor under the Growth & Development Bond or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. The Company also needs the Investor to consent to the Company giving the Investor certain disclosures electronically, either via the Company Offering Profile or to the email address the Investor provides to the Company. By entering into this Agreement, the Investor consents to receive electronically all Growth & Development Bonds, documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations, or services under this Agreement.

Section 15. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and the holders of a majority of the then outstanding principal amount of the Growth & Development Bonds. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between the relevant parties regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them.

Section 16. Severability.

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

Section 17. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties' successors and assigns. The rights and obligations of the Investor under this Agreement may only be assigned with the prior written consent of the Company. This Agreement may be sold, assigned, or otherwise transferred only pursuant to an effective registration under the federal securities laws and qualification under applicable state securities laws, or an exemption from the registration and qualification requirements of the applicable state and federal laws, and the Company shall have received evidence of such exemption. This Agreement is transferable only on the books of the Company.

Section 18. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina, without giving effect to the principles of conflicts of law.

Section 19. Counterparts.

This Agreement may be executed in three or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the effective date below.

Effective Date:

"COMPANY"

By:

Printed:

Title:

"INVESTOR"

Signature of Investor:

Printed name of Investor:

Street Address of Investor:

City, State and Zip Code:

EXHIBIT A

DEFINITIONS

"Buy Out" means the right of the Company to buy out its obligations to the Investor at an accelerated time frame, as more particularly described in Section 4 to the Agreement.

"Change of Control" means (a) the Company's consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons or entities who or that were members of the Company immediately before the transaction; or (b) the Company's consummation of a sale of all or substantially all of its assets.

"Closing" means the point at which the earlier of the expiration or termination of the Offering or the aggregate amount of at least the Target Offering amount has been invested and the transfer of subscriber funds (net of the escrow fee to be paid to Escrow Agent on such amounts) to a deposit account maintained by the Company has been initiated, which funds shall constitute net Offering proceeds usable by the Company for the purposes outlined in the Offering Materials.

"Commencement Date" means the date at which the Investor is first entitled to receive Growth & Development Bond Payments from the Company, as defined in Appendix I.

"Growth & Development Bond Amount" means all interest and principal payments to be made by the Company to the Investor.

"Growth & Development Bond Payments" means all interest and principal payments to be made by the Company to the Investor.

"Company" or "Issuer" shall mean the entity defined in the opening paragraph of the Agreement, including all subsidiaries, affiliates, successors, and assigns.

"Company Confidential Information" means, whether or not such information is designated or marked by the Company as confidential, proprietary or secret, (a) any and all financial, technical and other information regarding the Company and its business, products, assets or properties; and (b) any and all proprietary information, materials, know-how and trade secrets of the Company with regard to the ideas, technology, products, business or business methods (whether or not in written, electronic, machine readable or other tangible form) of the Company, any parent, subsidiary or affiliate of the Company, or any of their respective officers, directors, members, managers, employees or agents.

"Intermediary" means a person acting as an intermediary in a transaction involving the offer or sale of securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and is:

(1) Registered with the Commission as a broker under section 15(b) of the Exchange Act (15 U.S.C. 78o(b)) or as a funding portal in accordance with the requirements of §227.400; and
(2) Is a member of a national securities association registered under section 15A of the Exchange Act (15 U.S.C. 78o-3).

"Offering" shall have the meaning set forth in the opening paragraph of the Agreement.

"Offering Materials" means all materials provided to the Investor for the purposes of the Offering, including the Company Offering Profile, the Disclosure Document (Form C), and any communications made by the Company through the communications channel provided on the company Offering Profile.

"Payment Schedule" means the date(s), as defined in Appendix I and Appendix II, when the Company shall make Growth & Development Bond Payments to the Investor.

"Principal" means the original Investment Amount.

"Reporting Schedule" means the Company's obligation to provide periodic reports, as set forth on Appendix I.

"Termination Date" means the date, as defined in Appendix I, in which this Agreement no longer has legal effect.

APPENDIX I

OFFERING INFORMATION	
Issuer Name	Craftspace, Inc.
Target Offering Amount	$50,000
Maximum Offering Amount	$150,000
Security Type	Unsecured Loan
Security Interest	None
Minimum Investment Amount	$1,000
Amount of Investor Investment	
Termination Date of Offering	May 31, 2021
GROWTH & DEVELOPMENT BOND PAYMENT TERMS	
Start Date of Loan	June 1, 2021 (Estimated. The actual Start Date of Loan will be adjusted to the actual Termination Date of the Offering)
First Payment Date	September 15, 2021 (Estimated. The actual First Payment Date will be adjusted based on the actual Start Date of the Loan)
Payment Frequency	Quarterly
Compound Period	Quarterly
Annual Interest Rate	6.00%
Term of Bond	3 Years
Number of payments per Year	4
Interest-Only Period	3 Years
Payment Type	End of Period
Growth & Development Bond Payment Schedule (Issuer)	See Appendix II
Growth & Development Bond Payment Schedule (Investor)	See Appendix III
Reporting Schedule	The reporting schedule to be followed is defined in §227.202 Ongoing Reporting Requirements
Growth & Development Bond Payments made to	Directly to Investor

APPENDIX II
Issuer Growth & Development Bond Amortization Schedule

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Craftspace, Inc.
Growth & Development Bond

Issuer Amortization Schedule (Based on Maximum Offering Amount)

Compounding Period: Quarterly

Cash Flow Data - Loans and Payments

	Event	Date	Amount	Number	Period	End Date
1	Loan	06/01/2021	150,000.00	1		
2	Payment	09/15/2021	Interest Only	12	Quarterly	06/15/2024
3	Payment	06/15/2024	150,000.00	1		

TValue Amortization Schedule - Normal, 365 Day Year

	Date	Payment	Interest	Principal	Balance
Loan	06/01/2021				150,000.00
1	09/15/2021	2,600.38	2,600.38	0.00	150,000.00
2	12/15/2021	2,250.00	2,250.00	0.00	150,000.00
2021 Totals		**4,850.38**	**4,850.38**	**0.00**	
3	03/15/2022	2,250.00	2,250.00	0.00	150,000.00
4	06/15/2022	2,250.00	2,250.00	0.00	150,000.00
5	09/15/2022	2,250.00	2,250.00	0.00	150,000.00
6	12/15/2022	2,250.00	2,250.00	0.00	150,000.00
2022 Totals		**9,000.00**	**9,000.00**	**0.00**	
7	03/15/2023	2,250.00	2,250.00	0.00	150,000.00
8	06/15/2023	2,250.00	2,250.00	0.00	150,000.00
9	09/15/2023	2,250.00	2,250.00	0.00	150,000.00
10	12/15/2023	2,250.00	2,250.00	0.00	150,000.00
2023 Totals		**9,000.00**	**9,000.00**	**0.00**	
11	03/15/2024	2,250.00	2,250.00	0.00	150,000.00
12	06/15/2024	2,250.00	2,250.00	0.00	150,000.00
13	06/15/2024	150,000.00	0.00	150,000.00	0.00
2024 Totals		**154,500.00**	**4,500.00**	**150,000.00**	
Grand Totals		**177,350.38**	**27,350.38**	**150,000.00**	

Illustration Purposes Only. Actual amount will vary based on actual amount raised.

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APPENDIX III
Investor Growth & Development Bond Amortization Schedule

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Craftspace, Inc.
Growth & Development Bond

Investor Amortization Schedule (Based on Minimum Investment Amount)

Compounding Period: Quarterly

Cash Flow Data - Loans and Payments

	Event	Date	Amount	Number	Period	End Date
1	Loan	06/01/2021	1,000.00	1		
2	Payment	09/15/2021	Interest Only	12	Quarterly	06/15/2024
3	Payment	06/15/2024	1,000.00	1		

TValue Amortization Schedule - Normal, 365 Day Year

	Date	Payment	Interest	Principal	Balance
Loan	06/01/2021				1,000.00
1	09/15/2021	17.34	17.34	0.00	1,000.00
2	12/15/2021	15.00	15.00	0.00	1,000.00
2021 Totals		**32.34**	**32.34**	**0.00**	
3	03/15/2022	15.00	15.00	0.00	1,000.00
4	06/15/2022	15.00	15.00	0.00	1,000.00
5	09/15/2022	15.00	15.00	0.00	1,000.00
6	12/15/2022	15.00	15.00	0.00	1,000.00
2022 Totals		**60.00**	**60.00**	**0.00**	
7	03/15/2023	15.00	15.00	0.00	1,000.00
8	06/15/2023	15.00	15.00	0.00	1,000.00
9	09/15/2023	15.00	15.00	0.00	1,000.00
10	12/15/2023	15.00	15.00	0.00	1,000.00
2023 Totals		**60.00**	**60.00**	**0.00**	
11	03/15/2024	15.00	15.00	0.00	1,000.00
12	06/15/2024	15.00	15.00	0.00	1,000.00
13	06/15/2024	1,000.00	0.00	1,000.00	0.00
2024 Totals		**1,030.00**	**30.00**	**1,000.00**	
Grand Totals		**1,182.34**	**182.34**	**1,000.00**	

Illustration Purposes Only. Actual amount will vary based on actual amount invested.